

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
125 Vista Boulevard
Slingerlands, NY 12159

> **Re: Plug Power Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-34392**

Dear Paul B. Middleton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing